ORRICK, HERRINGTON & SUTCLIFFE LLP 1000 MARSH ROAD MENLO PARK, CALIFORNIA 94025 tel +1-650-614-7400 fax +1-650-614-7401 WWW.ORRICK.COM

October 25, 2012

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Martin James, Senior Assistant Chief Accountant Kate Tillan, Assistant Chief Accountant Tara Harkins, Staff Accountant

Re:	Sequans Communications S.A. Form 20-F for the Fiscal Year Ended December 31, 2011 Filed March 30, 2012 Forms 6-K Filed April 26, 2012 and July 26, 2012 File No. 001-35135

Ladies and Gentlemen:

We are submitting this letter on behalf of Sequans Communications S.A. (the “Company”) in response to supplemental comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated October 17, 2012 (the “Staff Letter”), relating to the Company’s Annual Report on Form 20-F filed March 30, 2012 (the “Annual Report”) and the Company’s Reports on Form 6-K filed April 26, 2012 (the “April Report”) and July 26, 2012 (the “July Report”).

In this letter, we have cited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given them in the Annual Report, the April Report or the July Report, as applicable.

Securities and Exchange Commission

October 25, 2012

Form 20-F for the Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates, Inventories, page 36

1.	We note your response to prior comments 1-2. Similar to your response, please revise future filings, as appropriate, to provide more detailed information related to the valuation of your inventory.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that, in future filings, it will provide more detailed information related to the valuation of its inventory, as appropriate.

Item 18. Financial Statements

Note 3. Segment Information, page F-17

2.	Further to your response to prior comment 3, please tell us why you believe that WiMAX products are similar to LTE products for purposes of providing the disclosure required by IFRS 8.32.

Response: IFRS 8.32 requires reporting of revenues from external customers for each product and service or each group of similar products and services. The Company considered the following facts in determining whether WiMAX products were similar to LTE products.

First, WiMAX and LTE products are technically similar. Indeed, the Company markets its products and services as “4G” wireless communications products. The Company’s current 4G product portfolio includes products for WiMAX-only, WiMAX/LTE dual-mode and LTE-only, so there is no simple line between WiMAX and LTE. Although the respective standard-setting bodies for WiMAX and LTE set specifications for how each of WiMAX and LTE should operate technically, the underlying technology that is the base of all 4G products is the same (OFDMA, MIMO, IP-based technology), the internal development process is the same, and the end use by the customer is the same. Furthermore, to produce its products (WiMAX and LTE), the Company uses the same suppliers and identical production and testing processes for all 4G products. In addition, the logistics processes are identical and the same third-party logistics provider serves all 4G products.

In addition, the Company markets its entire 4G product portfolio to the same group of target customers: manufacturers of wireless communications devices. The Company’s customers typically sell to wireless operators around the

Securities and Exchange Commission

October 25, 2012

world, and most wireless operators who have deployed WiMAX are now either transitioning to LTE or adding LTE in addition to WiMAX, or are expected to do so in the next few years. Consequently, the Company’s customers are also marketing the range of 4G products to largely the same group of wireless operators. Lastly, the Company generally competes with the same key competitors for business across the entire 4G product portfolio.

Finally, WiMAX products and LTE products have similar economic characteristics, specifically in terms of margins (i.e., long-term average gross margins). Indeed, all the Company’s 4G products have similar selling prices (assuming same stage of the product life cycle and assuming similar volumes) and because the underlying product composition is nearly the same, their respective cost is similar. Therefore, the Company targets similar gross margins for all 4G products.

Based on the above, the Company has concluded that WiMAX and LTE products are similar for purposes of providing the disclosure required by IFRS 8.32.

Forms 6-K dated April 26, 2012 and July 26, 2012

3.	We note your responses to prior comments 6-7 and your proposed disclosure to be included in your amended filings. Please revise your proposed disclosure to also include a reconciliation of your non-IFRS, or non-GAAP, basic and diluted earnings (loss) per share for each reporting period presented. Refer to the guidance in Item 10(e) of Regulation S-K and the Division of Corporation Finance Compliance and Disclosure Interpretations No. 102.05 available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: Upon completion of the Staff’s review, the Company intends to amend Exhibit 99.1 to the April Report to delete the final table entitled “Unaudited Reconciliation of Non-IFRS Financial Results” and replace it with the table set forth in Exhibit A to this letter. The Company further intends to amend Exhibit 99.1 to the July Report to remove the final two tables entitled “Unaudited Reconciliation of Non-IFRS Financial Results” and replace them with the tables set forth in Exhibit B to this letter.

Securities and Exchange Commission

October 25, 2012

4.	Further to the above, we note that you present forward-looking non-IFRS net loss per diluted share/ADS. Please also amend your filings to include a reconciliation for this non-GAAP information to the extent available as required by Item 10(e)(1)(i)(b) of Regulation S-K.

Response: The forward-looking non-IFRS net loss per diluted share / ADS outlook included in the April Report and the July Report excluded the impact of stock based compensation. Since the amount of stock based compensation is determined based on the total amount of the equity granted in the relevant quarter and the market value of the underlying shares on the date of grant, among other valuation variables, it was not possible to calculate the amount to be adjusted when the outlook was issued because additional equity awards could be granted before the quarter end. As a result, the information was not available to provide a reconciliation for this non-IFRS estimate.

* * * * * * * * * * * * * * *

Please do not hesitate to contact me by telephone at (650) 614-7652 or by fax at (650) 614-7401 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ John V. Bautista

John V. Bautista

cc:	Georges Karam, Sequans Communications S.A.
Deborah Choate, Sequans Communications S.A.

Exhibit A

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31, 2012	Dec 31, 2011	March 31, 2011
Net IFRS profit (loss) as reported	(9,043)	(5,615)	1,896
Add back
Stock-based compensation expense according to IFRS 2	1,306	1,324	463
Non-IFRS profit (loss) adjusted	(7,737)	(4,291)	2,359

IFRS basic earnings (loss) per share as reported	($0.26)	($0.16)	$0.07
Add back
Stock-based compensation expense according to IFRS 2	$0.04	$0.04	$0.02

Non-IFRS basic earnings (loss) per share	($0.22)	($0.12)	$0.09

IFRS diluted earnings (loss) per share	($0.26)	($0.16)	$0.07
Add back
Stock-based compensation expense according to IFRS 2	$0.04	$0.04	$0.01

Non-IFRS diluted earnings (loss) per share	($0.22)	($0.12)	$0.08

Exhibit B

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30, 2012	March 31, 2012	June 30, 2011
Net IFRS profit (loss) as reported	(8,304)	(9,043)	58
Add back
Stock-based compensation expense according to IFRS 2	917	1,306	1,134
Change in the fair value of convertible notes option component	—	—	1,651
Non-IFRS profit (loss) adjusted	(7,387)	(7,737)	2,843

IFRS basic earnings (loss) per share as reported	($0.24)	($0.26)	$0.00
Add back
Stock-based compensation expense according to IFRS 2	$0.03	$0.04	$0.04
Change in the fair value of convertible notes option component	—	—	$0.05

Non-IFRS basic earnings (loss) per share	($0.21)	($0.22)	$0.09

IFRS diluted earnings (loss) per share	($0.24)	($0.26)	$0.00
Add back
Stock-based compensation expense according to IFRS 2	$0.03	$0.04	$0.03
Change in the fair value of convertible notes option component	—	—	$0.05

Non-IFRS diluted earnings (loss) per share	($0.21)	($0.22)	$0.08

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Six months ended
(in thousands of US$, except share and per share amounts)	June 30, 2012	June 30, 2011
Net IFRS profit (loss) as reported	(17,347)	1,953
Add back
Stock-based compensation expense according to IFRS 2	2,223	1,597
Change in the fair value of convertible notes option component	—	1,651
Non-IFRS profit (loss) adjusted	(15,124)	5,201

IFRS basic earnings (loss) per share as reported	($0.50)	$0.06
Add back
Stock-based compensation expense according to IFRS 2	$0.06	$0.05
Change in the fair value of convertible notes option component	—	$0.06

Non-IFRS basic earnings (loss) per share	($0.44)	$0.17

IFRS diluted earnings (loss) per share	($0.50)	$0.06
Add back
Stock-based compensation expense according to IFRS 2	$0.06	$0.05
Change in the fair value of convertible notes option component	—	$0.05

Non-IFRS diluted earnings (loss) per share	($0.44)	$0.16